REGISTRATION NO. 33-55081
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

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                      ALEXANDER & ALEXANDER SERVICES INC.
             (Exact name of registrant as specified in its charter)

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
                       MARYLAND                                              52-0969822
            (State or other jurisdiction of                     (I.R.S. Employer Identification No.)
            incorporation or organization)

                          1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 840-8500

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         ALBERT A. SKWIERTZ, JR., ESQ.
                        VICE PRESIDENT & GENERAL COUNSEL
                      ALEXANDER & ALEXANDER SERVICES INC.
                          1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4535


           (Name, address, including zip code, and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                (SUBJECT TO COMPLETION) ISSUED NOVEMBER 28, 1994


PROSPECTUS

                      ALEXANDER & ALEXANDER SERVICES INC.
               1,136,900 SHARES OF COMMON STOCK, $1.00 PAR VALUE


    This Prospectus relates to the offering of up to an aggregate of 1,136,900 shares (the "Shares") of Common Stock, $1.00 par value per share (the "Common Stock"), of Alexander & Alexander Services Inc. (the "Company") by certain stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to indemnify the Selling Stockholders for certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in certain circumstances. See "Plan of Distribution." FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH THE PURCHASE OF THE SHARES, SEE "RISK FACTORS."



    The Selling Stockholders acquired the Shares from the Company in a transaction related to the Company's acquisition of all the interests in the assets and the business of Clay & Partners, a U.K. partnership. Except for the fees and disbursements of counsel and other advisors to the Selling Stockholders, any underwriters' fees and expenses and underwriting discounts and commissions and transfer taxes in respect of the Shares being sold, which will be borne by the Selling Stockholders, the Company has agreed to pay all other expenses related to this registration.


    The Selling Stockholders, directly or through agents or through broker-dealers or underwriters from time to time designated, may effect sales of Shares from time to time on the New York Stock Exchange or The International Stock Exchange of the United Kingdom and The Republic of Ireland, Ltd. (the "Exchanges") or otherwise pursuant to and in accordance with the applicable rules of the Exchanges, in block transactions, in negotiated transactions, in an underwritten public offering or in a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, purchase price, public offering price, the name of any such agent or broker-dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."


    On November 25, 1994, the last reported sale price of the Company's Common Stock on the NYSE was $18.625.


    The Selling Stockholders and any broker-dealers, agents or underwriters that participate in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER   , 1994

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    No person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offer contained herein and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information about the Company since the date hereof, or that the information herein is correct as of any time subsequent to their respective dates. This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, any security other than the Shares, nor shall this Prospectus constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

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                                       2

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The Company has also filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 1-8282) are hereby incorporated by reference in this Prospectus:

       (1) Annual Report on Form 10-K for the year ended December 31, 1993;

       (2) Current Report on Form 8-K, dated January 18, 1994;

       (3) Current Report on Form 8-K, dated February 25, 1994;

       (4) Quarterly Report on Form 10-Q for the quarter ended March 31, 1994;

       (5) Current Report on Form 8-K, dated April 21, 1994;

       (6) Current Report on Form 8-K, dated June 14, 1994;

       (7) Proxy Statement, dated June 27, 1994, for the Special Meeting of Stockholders held on July 15, 1994;

       (8) Quarterly Report on Form 10-Q for the quarter ended June 30, 1994;

       (9) Current Report on Form 8-K, dated July 19, 1994;


       (10) Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.



       (11) Current Report on Form 8-K, dated October 3, 1994.



       (12) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, including any subsequent amendments or reports filed for the purpose of updating such description; and



       (13) The description of the Company's preferred share purchase rights contained in the Company's Registration Statement on Form 8-A, including any subsequent amendments or reports filed for the purpose of updating such description.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated herein by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained in this Prospectus or in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference (other than any exhibits thereto). Requests for such documents should be directed to Alexander & Alexander Services Inc. at 10461 Mill Run Circle, Owings Mills, Maryland 21117, Attention: Alice L. Russell, Secretary.

                                  THE COMPANY


    Alexander & Alexander Services Inc., a holding company incorporated under the laws of Maryland in 1973, together with its subsidiaries, is a global insurance brokerage, risk management and human resource management consulting company. It is one of the leading insurance brokerage and risk management companies worldwide. Through predecessor entities the Company has been in business since 1899. The Company has approximately 14,000 employees and operates from offices located in more than 80 countries and territories through wholly owned subsidiaries, affiliates and other servicing capabilities. Its clients are primarily commercial enterprises, including a broad range of industrial, transportation, services, financial and other businesses. Clients also include government and governmental agencies, non-profit organizations and individuals.


    The Company's four core businesses include risk management and insurance services, specialist broking, reinsurance broking and human resource management consulting.

    RISK MANAGEMENT AND INSURANCE SERVICES. The Company develops risk management programs and places coverage on behalf of its clients directly with an insurance company or indirectly through a specialist broker. Since January 1991, the Company's worldwide risk management and insurance services have operated under a single coordinated management structure. In 1993, the Company introduced the common trading name of "Alexander & Alexander" throughout its global insurance services network in the U.S., the U.K., Canada and Japan and in most of its markets in continental Europe, Asia-Pacific and the Middle East. The Company's risk analysis and management capabilities include a broad range of services such as risk surveys and analyses, loss control and cost studies, formulation of safety procedures and insurance programs. In addition, other divisions of the Company provide complementary services.

    SPECIALIST BROKING. The Company acts as an intermediary between retail brokers and insurance companies and Lloyd's of London syndicates. London-based Alexander Howden Limited places large and complex risks that require access to the London and world markets. U.S.-based Alexander Howden North America, Inc. offers excess, surplus and specialty lines placements. From Australia and Singapore, Alexander Howden Asia Pacific specializes in wholesale insurance broking and facultative reinsurance.


    REINSURANCE BROKING. The Company places coverage on behalf of its insurance or reinsurance company clients to reinsure all or a portion of the risk underwritten by that insurance or reinsurance company. The Company's worldwide reinsurance brokerage services, led by its U.K. subsidiary, Alexander Howden Reinsurance Brokers Limited, arrange reinsurance programs for Lloyd's of London syndicates and other insurance and reinsurance companies worldwide. Alexander Reinsurance Intermediaries, Inc. provides a full range of reinsurance services in the United States. Effective January 1, 1995 the Company's London-based reinsurance and specialist brokering operations will be combined.



    HUMAN RESOURCE MANAGEMENT CONSULTING. The Company offers global human resource management consulting services and benefits brokerage through The Alexander Consulting Group Inc. ("ACG"). ACG provides advisory and support services in human resource management, organizational effectiveness, integrated information technologies, strategic health care and flexible compensation, retirement planning and actuarial services, benefit plan design and implementation, international benefits/compensation, and benefit plan investment consulting through Alexander & Alexander Consulting Group Inc. in the U.S., Alexander Clay & Partners in Europe and Alexander Consulting Group Limited in Canada and the Asia-Pacific region. ACG provides brokerage services for group health and welfare, special risk, and association/mass marketing insurance coverage through Alexander & Alexander Benefits Services Inc. in the U.S. and as a division of the Alexander Consulting Group Limited in Canada. ACG operates in 18 countries.

                              RECENT DEVELOPMENTS



    The factors that have negatively influenced the Company's insurance services revenues in the past years continued through the first nine months of 1994. These factors include soft pricing due to the intense competition among insurance underwriters. Consulting revenues have also been constrained during this period due to the competitive environment and uncertainty over health care reform in the U.S. The Company does not anticipate significant changes in such conditions for the remainder of 1994. For the first nine months of 1994, the Company reported a net loss of $27.4 million, or $0.83 per share. Included in the results were a $26.9 million after-tax charge, or $0.61 per share, relating to the Company's discontinued operations and a $2.6 million after-tax charge, or $0.06 per share, for the cumulative effect of a change in an accounting principle.



    Since mid-June 1994, the Company's Board of Directors and management team have completed a number of initiatives to implement its restructuring process and to improve the Company's financial condition and future profitability. These actions include the following:



     - In June, Frank G. Zarb was appointed Chairman of the Board, President and Chief Executive Officer of the Company.



     - In June, the quarterly dividend on the Company's Common Stock and Common Stock equivalents was reduced by 90 percent from $0.25 to $0.025 per share. The estimated annual cash flow savings based upon the current number of shares outstanding is approximately $39 million.



     - In July, American International Group, Inc. ("AIG") invested $200 million in the Company (the "AIG Investment") and received 4 million shares of the Company's non-voting 8% Series B Cumulative Convertible Preferred Stock, $1.00 par value (the "Series B Convertible Preferred Shares"). Net proceeds to the Company were approximately $196 million. Proceeds from this capital infusion have been and will be used for general corporate purposes, including significant investments to improve its U.S. operations and other core businesses.



     - In July, the Company entered into an insurance-based financing contract with a reinsurance company that affords certain protection for the Company for exposures included in its discontinued operations. This contract provided for a payment by the Company of $80 million to the reinsurance company. Of the $80 million payment, $30 million was paid from the proceeds of the AIG Investment.



     - In July, the Company borrowed $50 million from the reinsurance company that executed the contract described above. The note is payable in five equal annual installments, commencing July 1997.



     - In July, the Company's long-term credit agreement with various banks was amended to restore the Company's ability to borrow up to $150 million. The Company has no borrowings outstanding under this agreement, and does not anticipate a need to borrow under the agreement for the remainder of its term which expires in July 1995.



     - In July and September, a total of six new directors were elected, increasing the size of the Company's Board of Directors to 14 members.



     - In August, Edward F. Kosnik was appointed Executive Vice President and Chief Financial Officer of the Company.



     - In October, the Company announced the offering of a voluntary retirement incentive program to more than 200 employees in three U.S. business units, and a reduction in force of approximately 220 employees in the U.S. insurance brokerage operation. These actions will result in an estimated $12 million pre-tax charge in the fourth quarter.

     - In November, the Company announced an agreement in principle to resolve certain indemnity obligations to the Sphere Drake Insurance Group ("Sphere Drake"). The Company will receive a cash payment of approximately $5 million from Sphere Drake in settlement of the zero coupon notes receivable and related indemnities as well as certain income tax liabilities. The Company recorded a $20.9 million loss from discontinued operations in the third quarter relating to this agreement.



     - In November, the Company completed the sale of its U.S.-based personal lines insurance broking business. The total proceeds from the sale will approximate $30 million with a resulting pre-tax gain of approximately $20 million.



    In addition to these actions already taken, a number of initiatives are underway to further strengthen the Company's balance sheet and increase operating margins. The Company is conducting an analysis of its core business activities and is currently reviewing its options with respect to selling certain other non-core businesses and other assets. The Company is also actively reviewing its options with respect to other indemnity exposures relating to operations previously sold, as well as other contingencies relating to its continuing and discontinued operations. The Company is continuing its comprehensive worldwide reviews of its operations to identify and implement ways of expanding new business efforts and reducing overall costs. These reviews are expected to be completed by year-end 1994 and will result in a significant charge for restructuring and other matters in addition to the $12 million fourth quarter charge announced in October. The combined charges will result in a loss for the fourth quarter and for the year.



    Other recent developments include:



    PROPOSED 1991 TAX ADJUSTMENT. On August 26, 1994, the Company received a Notice of Proposed Adjustment from the IRS in connection with an examination of its 1990 and 1991 U.S. federal income tax returns, proposing an increase in taxable income for the 1991 taxable year which would , if sustained, result in an additional tax liability estimated by the Company at $50 million. This proposed adjustment relates to an intercompany transaction involving the stock of a United Kingdom subsidiary.



    The Company disagrees with the IRS position on this issue. Although the ultimate outcome of the matter cannot be predicted with certainty, the Company and its independent tax counsel believe there are meritorious defenses to the proposed adjustment and substantial arguments to sustain the Company's position and that the Company should prevail in the event this issue is litigated. A similar transaction occurred in 1993, which year is not currently under examination, for which the IRS could propose an increase in taxable income which would result in an additional tax liability estimated by the Company at $25 million. The Company believes it should prevail in the event this similar issue is raised by the IRS. Accordingly, no provision for any liability with respect to the 1991 and 1993 transactions has been made in the Company's consolidated financial statements. The Company believes that its current tax reserves are adequate to cover its tax liabilities.



    Under the AIG Agreement, the Company has agreed to make certain payments to AIG, including certain tax matters described above, if tax payments and reserves relating to periods before March 31, 1994 exceed the Company's tax reserves as of March 31, 1994, or if the Company determines that certain liabilities were greater than, or that certain assets had an ultimate realizable value less than, the related amounts shown on the Company's balance sheet as of March 31, 1994. The making of any such payments by the Company would, in effect, reduce the consideration received by the Company for the Series B Convertible Preferred Shares. Payments to AIG would be of its pro rata share (based on AIG's fully diluted ownership percentage of the Common Stock) of the amount in question. Pursuant to an amendment to the AIG Agreement, dated as of November 10, 1994, the Company's potential exposures under the indemnifications, individually or in the aggregate, are limited to $10 million. As a result of this indemnification, the Company has classified $10 million of the proceeds from the issuance of the Series B Convertible Preferred Shares outside of stockholders' equity until such time as the indemnifications, if any, are satisfied or otherwise terminated.

    For further information concerning this matter, see Managements Discussion and Analysis ("MD&A") and Notes 5 and 13 to the Unaudited Notes to the Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "September 30, 1994 Form 10-Q") and sections entitled "Investment Proposal" and "Proposal 1--The Purchase Agreement" in the Proxy Statement, dated June 27, 1994, for the Special Meeting of Stockholders held on July 15, 1994.


    SHAND INDEMNITIES. In connection with the 1987 sale of the Shand, Morahan & Company, Inc., the Company's domestic underwriting management subsidiary ("Shand"), the Company provided certain indemnities to the purchasers of Shand. The indemnities provided include a provision for claims based on alleged errors and omissions of Shand in placing reinsurance prior to the sale of Shand in 1987. To date, five reinsurers have alleged that Shand committed such errors and omissions, and the purchasers of Shand have advised the Company that other reinsurers may make similar allegations in the future. To date, there has been no finding that Shand in fact committed any error or omission. Shand is actively disputing these allegations in arbitrations against three of these reinsurers. Of the five indemnification claims asserted by the purchasers of Shand against the Company, two have been settled. The remaining three indemnification claims are the subject of an arbitration proceeding brought by the purchasers against the Company in August 1994 in which the purchasers seek payment of reinsurance recoverables or the posting of collateral for such recoverables. The amounts in question approximate $17.2 million.

    On September 20, 1994 and as supplemented on November 23, 1994, the purchasers of Shand notified the Company that four additional reinsurers have made similar allegations and that these claims may be included in the arbitration proceedings. The amounts in question approximate $31.5 million. Additional indemnity claims may be made by the purchasers of Shand if other reinsurers stop paying based on pre-sale errors and omissions. If those claims were upheld, the Company's resulting indemnification obligation could be significant. The Company believes that, until the merits of the alleged errors and omissions have been adjudicated, the Company's exposure under this indemnity is limited to the costs and related expenses incurred by Shand in adjudicating the merits of the allegations. The Company is vigorously disputing the indemnification claims for reinsurance recoverables asserted by the purchasers of Shand in the arbitration proceedings. For further information concerning this matter, see Note 11 to the Unaudited Notes to Financial Statements included in the September 30, 1994 Form 10-Q.


    SPHERE DRAKE INDEMNITIES. In connection with the 1987 sale of Sphere Drake, the Company's U.K.-based insurance underwriting subsidiary, the Company provided indemnities for various potential liabilities including provisions covering future losses on the insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company, and future losses pursuant to a stop loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701 (Syndicate 701). In addition, the sales agreement requires the Company to assume any losses in respect of actions or omissions by Swann & Everett Underwriting Agency (Swann & Everett), an underwriting management company previously managed by a subsidiary of the Company. The types of claims being reported on the Orion insurance pooling arrangement are primarily asbestosis, environmental pollution and latent disease claims in the U.S. and are coupled with substantial litigation expenses. Liabilities for these claims cannot be estimated by conventional actuarial reserving techniques because the available historical experience is not sufficient to apply such techniques for these types of claims and case law, which will ultimately determine the extent of these liabilities, is still evolving. To date, U.S. case law has already altered the intent and scope of these policies to some extent. Therefore, the Company has obtained advice from an independent actuarial firm which used available exposure information and various projection techniques in estimating the Company's ultimate exposure.



    On October 21, 1994, Orion was placed in provisional liquidation pursuant to an order of the English Courts. The Company cannot currently determine what effect, if any, the provisional liquidation will have on the Orion exposures. The Company is actively monitoring and assessing the situation.

    In November 1994, the Company announced an agreement in principle to resolve certain indemnity obligations to Sphere Drake. Under terms of the agreement, which is subject to a definitive written contract, the Company will receive a cash payment of approximately $5 million from Sphere Drake in settlement of the zero coupon notes receivable and related indemnities as well as certain income tax liabilities. The Company recorded a $20.9 million loss from discontinued operations in the third quarter in connection with this agreement. Other indemnity arrangements with Sphere Drake remain in place. For further information concerning this matter, see Note 7 to the Unaudited Notes to the Financial Statements included in the September 30, 1994 Form 10-Q.



                                  RISK FACTORS



    Prospective purchasers should consider carefully all information set forth or incorporated in this Prospectus in deciding whether to purchase the Shares, and, in particular, should consider the following:



    FINANCIAL AND ORGANIZATIONAL INITIATIVES, FOURTH QUARTER CHARGE. During 1994, the Company implemented significant management and financial initiatives, including the AIG Investment, the insurance-based financing contract, and the reduction in work force and early retirement program. The Company is also undertaking worldwide reviews of its operations and organizational structure with the objective of increasing revenues, reducing costs and positioning the Company for future growth. There is no assurance that these objectives will be achieved. The reviews, expected to be completed by year-end, will result in a significant charge for restructuring and other matters in addition to the $12 million fourth quarter charge announced in October 1994. The combined charges will result in a significant loss for the fourth quarter and for the year. Pending completion of the reviews and restructuring, the Company's ability to retain and to attract qualified employees may be adversely affected. For further information concerning this matter, see Management's Discussion and Analysis ("MD&A") and Notes 7 and 12 to the Unaudited Financial Statements included in the September 30, 1994 Form 10-Q.



    LIMITATIONS ON PAYMENT OF DIVIDENDS. Dividends on the Series B Convertible Preferred Shares will reduce the amount of earnings otherwise available for distribution to holders of the Common Stock by approximately $16 million in the first year after issuance, and by approximately $23 million by the fifth year after issuance, assuming dividends on the Series B Convertible Preferred Shares were to be paid in kind over this period. The holders of the Series B Preferred Shares also have the right to require the Company to repurchase their shares at specified premium prices if a "Special Event" occurs. This right may tend to deter the Company from engaging in a Special Event, which includes, for example, the declaration or payment of dividends aggregating in excess of (x) $0.075 per share of Common Stock during the last seven months of 1994, (y) cumulatively 25% of earnings in 1995 and 1996, and (z) cumulatively 50% of earnings thereafter; the disposition by the Company of assets representing 35% or more of the Company's book value or gross revenues; and certain mergers of the Company or any of its principal subsidiaries with or into any other firm or entity. Other Special Events include the acquisition by a third party, with the consent or approval of the Company, of beneficial ownership of securities representing 35% or more of the Company's total outstanding voting power. In addition, no dividends may be declared or paid on the Company's Common Stock unless an equivalent amount per share is declared and paid on the dividend paying shares associated with the Class A and Class C Common Stock. In May 1994, the Board of Directors reduced the Company's quarterly dividend from $0.25 to $0.025 per share. The Board of Directors will continue to take into consideration the Company's financial performance and projections, as well as the provisions of the AIG Agreement pertaining to declaration of dividends on Common Stock. These factors, together with cash flow, operating results, possible changes in near- and long-term corporate strategies resulting from management changes, as well as general market and economic conditions, could affect future decisions of the Board of Directors with respect to the size and timing of dividends and other distributions on the Company's Common Stock, as well as other matters generally affecting the rights of holders of the Common Stock. For further information concerning this matter, see MD&A and Note 12 to the Unaudited Notes to the Financial Statements and Part II, Item 2--Changes in Securities in the September 30, 1994 Form 10-Q and sections entitled "Investment Proposal," "Proposal 1--The

Purchase Agreement" and "Proposal 2--Charter Amendment" included in the Proxy Statement, dated June 27, 1994, for the Special Meeting of Stockholders held on July 15, 1994.



    CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS. The Company and its subsidiaries are subject to various claims and lawsuits from both private and governmental parties, which includes claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services. In some of these cases, the remedies that may be sought or damages claimed are substantial. Additionally, the Company and its subsidiaries are subject to the risk of losses resulting from the potential uncollectibility of insurance and reinsurance balances, claims advances made on behalf of clients, exceeding policy limits, and indemnifications connected with the sales of certain businesses. The Company's contingent liabilities involve significant amounts. While it is not possible to predict with certainty the outcome of such contingent liabilities, the applicability of coverage for such matters under the Company's professional indemnity insurance program or the financial impact of such contingent liabilities on the Company, management presently believes that such impact will not be material to the Company's financial condition. However, it is possible that future developments with respect to these matters could have a material effect on future interim or annual results of operations. For further information concerning these matters, see the "Recent Developments" section of this Prospectus and Note 11 to the Unaudited Notes to Financial Statements and
Part II, Item I--Legal Proceedings to the September 30, 1994 Form 10-Q.



    DISCONTINUED OPERATIONS AND INSURANCE-BASED FINANCING CONTRACT. In March 1985, the Company discontinued the insurance underwriting operations acquired in 1982 as part of the Alexander Howden acquisition. The Company sold Sphere Drake Insurance Group ("Sphere Drake") in 1987, and is currently running off the Atlanta and Bermuda insurance companies that were part of the Alexander Howden Group Limited ("Alexander Howden") acquisition. In addition to the Sphere
Drake indemnities which are subject to resolution in the agreement in principle discussed in "Recent Developments," the Sphere Drake sales agreement also provides indemnities by the Company for the various potential liabilities including provisions covering future losses on the insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company ("Orion"), a U.K.-based insurance company and future losses pursuant to a stop loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701. In addition, the sales agreement requires the Company to assume any losses in respect of actions or omissions by Swann & Everett.



    As discussed in "Recent Developments," the Company entered into an insurance-based financing contract (the "Contract") as of July 1, 1994. The Contract affords certain protection to the Company for the Orion, Syndicate
701, Swann & Everett, and certain other exposures included in discontinued operations. The established reserve for these exposures was $148.5 million at July 1, 1994. The Contract provides for a payment by the Company of $80 million ($50 million of which was borrowed from the reinsurance company) to the reinsurance company and for payment by the Company of the first $73 million of the established reserve. In accordance with the Contract, which will be accounted for under the deposit method of accounting, the remaining established reserve of $75.5 million is recoverable from the reinsurance company. The Contract also provides protection for paid losses in excess of the established reserve through recoveries of such paid losses from the reinsurance company. Such recoveries are initially limited to $25 million and, depending on the timing and amount of loss payment recoveries, could increase to a maximum of $120 million. At September 30, 1994, the recovery of losses from the reinsurance company, beyond the $75.5 million related to the established reserve, is limited to $26.6 million. The Contract obligates the Company to pay additional amounts to the reinsurance company for losses in excess of $26.6 million. Commencing December 31, 1996, depending on the timing and amount of loss payment recoveries under the Contract, the Company may be entitled to receive payments from the reinsurance company in excess of amounts recovered for paid losses if the Contract is terminated. The Contract may be terminated starting December 31, 1996 at the Company's option and may be terminated at the reinsurance company's option if the Atlanta and Bermuda reinsurance agreements are terminated prior to January 1, 2006. If it becomes probable that the ultimate exposures covered by the Contract will exceed recorded liabilities, the Company would increase the recorded liabilities to the required amount. To the extent that the recorded increase in those liabilities is recoverable under the Contract, that amount would be recorded as an asset of discontinued operations. To the extent that the recorded increase would not be recoverable under the Contract, that amount would be recorded as a loss from discontinued operations. The Contract provides for an aggregate limit on the amount of payments to be made to the Company. If it becomes probable that the ultimate amount of the exposures covered by the Contract will exceed the aggregate contract limits, the total amount of such excess would be recorded as a loss from discontinued operations in the period that such determination is made. The Company may be liable for certain additional premiums if loss experience deteriorates significantly beyond what is currently actuarially projected. For further information concerning this matter, see MD&A and Note 7 to the Unaudited Notes to Financial Statements to the September 30, 1994 Form 10-Q, and the "Recent Developments" section to this Prospectus.



    FOREIGN CURRENCY TRANSLATION AND DERIVATIVE PRODUCTS. Changes in foreign currency exchange rates could significantly impact the Company's interim and annual net consolidated operating income. To reduce the risk of currency exchange fluctuations, the Company utilizes derivative products to reduce the risk of currency exchange fluctuations. The Company enters into foreign exchange contracts primarily to cover exposures that arise at its London-based specialty and reinsurance broking operations. These exposures arise because a significant portion of the revenues of these operations are denominated in U.S. dollars, while their expenses are primarily denominated in U.K. pounds sterling. To hedge this exposure, the Company generally sells U.S. dollars and purchases U.K. pounds sterling. The Company also utilizes foreign exchange options to supplement this activity. These contracts are generally purchased from large institutions with strong credit ratings. The Company's use of derivative products is limited to foreign exchange hedging (forward contracts and covered options) and interest rate hedging (interest rate swaps, forward rate agreements, options, caps and collars). For further information concerning this matter, see MD&A and Note 14 to the Unaudited Financial Statements included in the September 30, 1994 Form 10-Q.

             ACQUISITION OF CLAY & PARTNERS AND RELATED AGREEMENTS

    The Selling Stockholders acquired 2,274,410 shares of the Common Stock, $1.00 par value per share (the "Consideration Shares") of the Company in connection with the Company's November 30, 1993 acquisition from each of the Selling Stockholders of his or her respective interests in the assets and business of Clay & Partners, a U.K. partnership ("Clay"). At the time of the acquisition, Clay was the third largest U.K. partnership of consulting actuaries and pension fund administrators, providing employee benefits and related consulting services to corporate clients, primarily in the United Kingdom. Through the acquisition of Clay, the Company plans to expand the European operations of ACG, its human resource management consulting subsidiary.

    The Consideration Shares were the total consideration paid for the purchase of Clay. For the purpose of the transaction, the Consideration Shares were given a value of $20.00 per share, valued at an exchange rate expressed in dollars per B.P.1.00 of $1.479.

    The acquisition was effected pursuant to a Sale and Purchase Agreement (the "Purchase Agreement"), dated as of November 30, 1993, among the Company and the Selling Stockholders. Pursuant to the Purchase Agreement, the parties entered into certain other agreements, including a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 30, 1993, among the Company and the Selling Stockholders. The sale and purchase of Clay and the issuance of the Consideration Shares were consummated on November 30, 1993.

    The Shares offered hereunder represent that portion of the Consideration Shares the Selling Stockholders have elected to sell at the present time pursuant to this registration.

    The following description of the Purchase Agreement and the Registration Rights Agreement are summaries of certain of the material terms contained therein and are qualified in their entirety by reference to the full text of such agreements which have been filed as Exhibits to the Registration Statement of which the Prospectus is a part.

PURCHASE AGREEMENT

    Pursuant to the Purchase Agreement, on the Transfer Date, the Company issued to each of the Selling Stockholders that portion of the Consideration Shares allocable to each of the respective Selling Stockholder's interest in Clay. Under the Purchase Agreement, each of the Selling Stockholders agreed not to sell or otherwise dispose of his or her Consideration Shares prior to the public announcement by the Company of its financial results for the year ended December 31, 1993 which occurred on February 25, 1994 (the "Announcement Date"). Further, 10% of the Consideration Shares are being held in escrow and will be released upon the occurrence of certain events and accordingly, such escrowed Consideration Shares are not in any event included in the Shares.

REGISTRATION RIGHTS AGREEMENT

    Under the Registration Rights Agreement, the Company has agreed to register the Consideration Shares under the Securities Act and to use its best efforts to register the Consideration Shares on Form S-3 pursuant to Rule 415 under the Securities Act as soon as practicable (but in any event not earlier than the Announcement Date) and to maintain the effectiveness of such registration for 90 days (subject to extension, in the event the Company exercises its rights to prevent sales of the Shares during a transaction blackout or information blackout, as such terms are described below). Notwithstanding the foregoing, the Company has agreed to maintain the effectiveness of such registration statement for 120 days (subject to extension, in the event the Company exercises its rights to prevent sales of the Shares during a transaction blackout or information blackout, as such terms are described below). Consideration Shares so registered may be sold in "block" sales to institutional investors or through broker-dealers in privately negotiated transactions with institutional or corporate investors, through customary brokerage channels or in an underwritten public offering. The Selling Stockholders are not entitled to sell their Consideration Shares in more than one underwritten public offering or in a public offering unless the number of Consideration Shares sold exceeds 400,000.

    The Registration Rights Agreement contains additional agreements among the parties, including, among other things, agreements relating to indemnification and contribution and the Company's agreement to comply with applicable rules in order to permit resales of the Consideration Shares without registration pursuant to Rule 144 under the Securities Act. The parties have agreed that except for the fees and expenses of counsel and other advisors to the Selling Stockholders, underwriters' fees and expenses, underwriting discounts and commissions and transfer taxes in respect of the Consideration Shares registered, which will be borne by the Selling Stockholders, the Company will pay all other expenses of the registration.

    The Selling Stockholders have agreed not to sell any of the Shares after receipt of notice from the Company that, in its reasonable judgment, it would not be in the best interests of the Company and its stockholders generally for such Shares to be sold (for customary reasons, including but not limited to, such matters as the Company being engaged in active negotiations or planning for a merger or acquisition or disposition transaction or a private or public offering of debt securities or having recently completed such an offering) (a "transaction blackout") or that it is in possession of material non-public information that, in the reasonable opinion of the Company's counsel, would expose the Company to securities laws liabilities if Shares continued to be sold (an "information blackout"). Any information blackout will expire on the date which is two business days after the information is disclosed. Any transaction blackout will expire on the date which is two business days after the date the transaction is abandoned, publicly disclosed or completed (whichever occurs first). The Company has agreed that, if there is any blackout, it will maintain the effectiveness of the Registration Statement of which this Prospectus is a part for an additional period equal to the greater of 15 days and the duration of such blackout.

                              SELLING STOCKHOLDERS

    The following table identifies each of the Selling Stockholders and indicates (i) the nature of any position, office or other material relationship that each such Selling Stockholder has had within the past three years with the Company (or any of its predecessors or affiliates) and (ii) the number of shares of Common Stock owned by each such Selling Stockholder prior to the offering, the number of shares to be offered for the account of such Selling Stockholder and the number of shares and percentage of outstanding shares to be owned by such Selling Stockholder after completion of the offering.

    The Purchase Agreement contemplated that Clay would be integrated with the Company's human resource consulting division in the United Kingdom. The combined operation was named Alexander Clay & Partners Consulting ("AC&P"). Each of the Selling Stockholders (other than Simon Stoye) was offered employment with AC&P and those who were offered employment have accepted such employment.

                                                                                          SHARES AND
                                                                 SHARES       SHARES     PERCENTAGE**
                                                                 OWNED       OFFERED       OF CLASS
                               POSITION WITH OR RELATIONSHIP   BEFORE THE     IN THE      OWNED AFTER
NAME                                  TO THE COMPANY            OFFERING     OFFERING    THE OFFERING
- ----------------------------   -----------------------------   ----------    --------    -------------
Ian S. Aitken...............   Principal Consultant--AC&P         87,337       30,000        57,337
Nigel R. Bankhead...........   Principal Consultant--AC&P         64,844       21,000        43,844
Geoffrey Booth*.............   Principal Consultant--AC&P        109,195            0       109,195
Jonathan R.P. Checkley......   Principal Consultant--AC&P        136,487            0       136,487
Lynne Davis.................   Principal Consultant--AC&P         87,337       69,337        18,000
Maurice Dyson...............   Director of Pension               136,487       86,487        50,000
                                 Administration/Principal
                                 Consultant--AC&P
Jeremy D. Fisher............   Principal Consultant--AC&P        109,195       98,275        10,920
Alan S. Fishman.............   Deputy Chairman--AC&P             187,525       87,525       100,000
Stephen L. Gooch............   Principal Consultant--AC&P        170,626      125,000        45,626
Helen James.................   Director of Professional and      109,195       98,275        10,920
                                 Technical
                                 Services/Principal
                                 Consultant--AC&P
Peter R. Lockyer............   Director of Investment             87,337       42,337        45,000
                                 Services/Principal
                                 Consultant--AC&P
Stephen M. Riley............   Business Develoment               109,195       50,000        59,195
                                 Director--AC&P
Thomas M. Ross..............   Executive Director--AC&P          170,626       80,000        90,626
John E. Shepley.............   Principal Consultant--AC&P        136,487      100,000        36,487
Simon C. Stoye..............   None                               87,337       35,000        52,337
Richard C.W. Strattan.......   Principal Consultant--AC&P        136,487       65,000        71,487
Nigel Taylor................   Principal Consultant--AC&P         64,844       34,800        30,044
Robert S. Thomson...........   Principal Consultant--AC&P         87,337       43,669        43,668
John P. Woodhouse...........   Principal Consultant--AC&P         87,337       40,000        47,337
Stephen F. Yeo..............   Principal Consultant--AC&P        109,195       30,195        79,000

- ------------

 * Mr. Booth transferred all his Consideration Shares to his spouse after the Announcement Date.

** No Selling Stockholder acquired or, following the sale of his or her Shares, will own more than 0.50% of the outstanding shares of the Company's Common Stock.

    The Selling Stockholders have filed a Statement on Schedule 13D pursuant to Regulation 13D under the Exchange Act with respect to their acquisition of the Consideration Shares. According to such Statement, the Selling Stockholders made such filing because there may be deemed to have been the formation of a "group" (as contemplated by Rule 13d-5(b) under the Exchange Act) consisting of the Selling Stockholders. However, each Selling Stockholder expressly declared that such Statement may not be construed as an admission that any such "group" has been formed or that such Selling Stockholder is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Consideration Shares owned by other Selling Stockholders.


    The Consideration Shares represent approximately 5.5% of the shares of the Company's Common Stock outstanding as of November 1, 1994. Following the Offering, assuming all of the Shares are sold, the Consideration Shares held in the aggregate by the Selling Stockholders (or in the case of Mr. Booth, his spouse) will represent approximately 2.7% of the shares of the Company's Common Stock outstanding as of November 1, 1994.

                              PLAN OF DISTRIBUTION


    The Company has been advised by the Selling Stockholders that they intend to sell either directly or through broker-dealers, acting either as principal or as agent, or underwriters, all or a portion of the Shares from time to time in one or more transactions on the New York Stock Exchange ("NYSE"), The International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (the "London Stock Exchange"), in block transactions, in privately negotiated transactions or through customary brokerage channels, in a public offering or in a combination of any such methods of sale, at prices and at terms prevailing at the time of sale or at prices related to the then current market price, or at negotiated prices. The Selling Stockholders may effect transactions by selling the Shares to or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Stockholders. Such broker-dealers, as agent or principal, may sell or resell the Shares on the Exchanges at market prices prevailing at the time of such sales or otherwise. The Company's Common Stock is listed on the NYSE (symbol: AAL) and the London Stock Exchange (symbol: ALXA). On November 25, 1994, the last reported sale price of the Company's Common Stock on the NYSE was $18.625. Pursuant to the Registration Rights Agreement, the shares registered pursuant to a Registration Statement may be sold by the Selling Stockholders in the manner selected by the Selling Stockholders in their sole discretion.


    The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the Shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.

    Sales to institutional investors in privately negotiated transactions may be at market prices prevailing at the time of sales, at prices related to such prevailing prices or at negotiated prices. Institutional investors who may acquire Shares from the Selling Stockholders, or, if applicable, a broker-dealer or underwriter acting for the Selling Stockholders, include commercial and savings banks, pension funds, investment companies, educational and charitable institutions and other institutional investors.

    If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a Prospectus Supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Shares specified in such Prospectus Supplement if any are purchased.

    The Registration Rights Agreement provides that, in certain circumstances, the Company will indemnify the Selling Stockholders and certain other persons, including any person who participates as an underwriter (and its controlling persons) in the offering or sale of the Shares against certain liabilities, including civil liabilities under the Securities Act. In addition, the Registration Rights Agreement provides that to the extent such indemnification is not available in such circumstances, the

Company will under certain circumstances, contribute to payments any such Selling Stockholder, underwriter or other person may be required to make in respect of such liabilities.


    See "Acquisition of Clay & Partners and Related Agreements-Registration Rights Agreement" for a further description of certain terms of the Registration Rights Agreement.


    The Selling Stockholders (other than Messrs. Booth and Checkley) have engaged CS First Boston Corporation ("CS First Boston") to provide advice concerning the appropriate method of selling the Shares. In that regard, CS First Boston has indicated that it may, on terms and conditions to be negotiated, further act on behalf of the Selling Stockholders in connection with a placement of the Shares in a block transaction, act as a broker-dealer in selling Shares through customary brokerage channels and/or act as an underwriter in a public offering of the Shares. CS First Boston has in the past provided, and continues to provide, investment banking services to the Company.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. All the proceeds will be received by the Selling Stockholders.

                                 LEGAL MATTERS


    The legality of the Shares is being passed upon by Albert A. Skwiertz, Jr., Esq., Vice President and General Counsel of the Company. As of September 30, 1994, Mr. Skwiertz owned no shares directly or indirectly of the Company's Common Stock, but holds options exercisable for 28,500 shares of Common Stock. In addition, 1,316 shares of Common Stock are attributed to Mr. Skwiertz's account under the Company's Thrift Plan.


                                    EXPERTS


    The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance on the report of such firm given their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following sets forth the costs and expenses in connection with the distribution of the shares being registered, other than any underwriting discounts and commissions. All of the amounts shown, except the Securities and Exchange Commission registration fees and stock exchange filing fees, are estimates. Except for the fees and disbursements of counsel and other advisors to the Selling Stockholders, any underwriters' fees and expenses and underwriting discounts and commissions and transfer taxes in respect of the Shares being sold, which will be borne by the Selling Stockholders, the Company has agreed to pay all other expenses related to this registration.


                                                                          TO BE PAID BY
                                                                           REGISTRANT
                                                                          -------------
SEC registration fee...................................................      $ 7,694
NYSE filing fee........................................................        7,960
London Stock Exchange filing fee.......................................        9,995
Blue Sky fees and expenses.............................................        1,000
Accounting fees and expenses of the Company's auditors.................       20,000
Printing expenses......................................................       20,000
Legal fees and expenses of the Company's counsel.......................       23,000
Miscellaneous expenses.................................................        2,000
                                                                           ----------
      Total............................................................      $91,649
                                                                           ----------
                                                                           ----------


    Any other expenses in connection with the Shares being registered will be borne by the Selling Stockholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 2-418 of the Maryland General Corporation Law establishes provisions whereby a Maryland corporation may indemnify any director or officer made party to an action or proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such action or proceeding unless it is proved that the director or officer (i) acted in bad faith or with active and deliberate dishonesty, (ii) actually received an improper personal benefit in money, property or services or
(iii) in the case of a criminal proceeding had reasonable cause to believe that his act was unlawful. However, if the proceeding is a derivative suit in favor of the corporation, indemnification may not be made if the individual is adjudged to be liable to the corporation. In no case may indemnification be made until a determination has been reached that the director or officer has met the applicable standard of conduct. Indemnification for reasonable expenses is mandatory if the director or officer has been successful on the merits or otherwise in the defense of any action or proceeding covered by the indemnification statute. The statute also provides for indemnification of directors and officers by court order. The indemnification provided or authorized in the indemnification statute does not preclude a corporation from extending other rights (indemnification or otherwise) to directors and officers.

    The Company's Bylaws provide for indemnification of any person who is serving or has served as a director or officer of the Company, against all liabilities and expenses incurred in connection with any action, suit or proceeding arising out of such service to the full extent permitted under Maryland law.

    The Company currently maintains policies of insurance under which the Company and the directors and officers of the Company are insured, within the limits of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which directors and officers of the Company are parties by reason of being or having been such directors or officers.

EXHIBITS*



    The following exhibits are filed with this Registration Statement:



EXHIBIT
NUMBER                                     EXHIBIT TITLE
- -------  ---------------------------------------------------------------------------------
 **5.1   Opinion of Counsel of Albert A Skwiertz, Jr, Esq., Vice President and General
         Counsel of the Company
  10.1   Purchase Agreement, dated November 30, 1993, among the Company and the Selling
         Stockholders (including certain parts of the Schedule thereto)
  10.2   Registration Rights Agreement, dated November 30, 1993, among the Company and the
         Selling Stockholders
  10.3   Letter Agreement, dated June 28, 1994, between CS First Boston Corporation, the
         Selling Stockholders (other than Messrs. Booth and Checkley) and the Company respecting the offering and sale of the Shares.
**23.1   Consent of Deloitte & Touche LLP., independent public accountants
**23.2   Consent of Albert A. Skwiertz, Jr, Esq., Vice President and General Counsel of
         the Company, included in Exhibit 5.1
  24.1   Power of Attorney is included in the Signature Page contained in Part II of the
         Registration Statement
**24.2   Power of Attorney for Edward F. Kosnik
**24.3   Power of Attorney for Richard P. Sneeder, Jr.


- ------------


 * Except as noted, all exhibits are previously filed.



** Filed herewith.


UNDERTAKINGS

    The undersigned Registrant undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act; (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated in the Registration Statement. (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the Shares being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby further undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby further undertakes that: (1) for the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective. (2) for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of November, 1994.


                                          ALEXANDER & ALEXANDER SERVICES INC.

                                          By:          /s/ FRANK G. ZARB
                                              .................................

                                                        Frank G. Zarb
                                                Chairman of the Board, Chief
                                                      Executive Officer,
                                                   President and Director


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on November 28, 1994 by the following persons in the capacities indicated.



                       NAME                                        TITLE
     ----------------------------------------  ---------------------------------------------

             /s/ FRANK G. ZARB                 Chairman of the Board, Chief Executive
     ........................................    Officer, President and Director
                   Frank G. Zarb

            /s/ EDWARD F. KOSNIK               Executive Vice President and Chief Financial
     ........................................    Officer
                  Edward F. Kosnik
                By Power of Attorney

         /s/ RICHARD P. SNEEDER, JR.           Controller
     ........................................
                Richard P. Sneeder, Jr.
                By Power of Attorney

           /s/ KENNETH BLACK, JR.                                Director
     ........................................
                  Kenneth Black, Jr.
                By Power of Attorney

          /s/ JOHN A. BOGARDUS, JR.                              Director
     ........................................
                 John A. Bogardus, Jr.
                By Power of Attorney

             /s/ ROBERT E. BONI                                  Director
     ........................................
                   Robert E. Boni

                                                                 Director
     ........................................
                   W. Peter Cooke

                                                                 Director
     ........................................
                  Joseph L. Dionne

                       NAME                                        TITLE
     ----------------------------------------  ---------------------------------------------


                                                                 Director
     ........................................
                   Gerald R. Ford

             /s/ PETER C. GODSOE                                 Director
     ........................................
                   Peter C. Godsoe
                By Power of Attorney

          /s/ ANGUS M.M. GROSSART                                Director
     ........................................
                 Angus M.M. Grossart
                By Power of Attorney

                                                                 Director
     ........................................
                 Maurice H. Hartigan

                                                                 Director
     ........................................
                James Bickford Hurlock

           /s/ VINCENT R. MCLEAN                                 Director
     ........................................
                  Vincent R. McLean
                By Power of Attorney

                                                                 Director
     ........................................
                James D. Robinson III

           /s/ WILLIAM M. WILSON                                 Director
     ........................................
                  William M. Wilson
                By Power of Attorney

             /s/ FRANK G. ZARB                             Attorney-in-Fact for
     ........................................              the Signing Officers
                   Frank G. Zarb                               and Directors


             /s/ ROBERT E. BONI                            Attorney-in-Fact for
     ........................................              the Signing Officers
                   Robert E. Boni                              and Directors


                                 EXHIBIT INDEX


EXHIBIT                                                                               PAGE
NUMBER                                EXHIBIT TITLE                                   NO.
- ------   ------------------------------------------------------------------------   --------
  5.1    Opinion of Counsel of Albert A. Skwiertz, Jr, Esq., Vice President and        III-1
         General Counsel of the Company..........................................
 23.1    Consent of Deloitte & Touche LLP, independent public accountants........      III-3
 23.2    Consent of Albert A. Skwiertz, Jr., Esq., Vice President and General          III-1
         Counsel of the Company, included in Exhibit 5.1.........................
 24.2    Power of Attorney for Edward F. Kosnik..................................      III-4
 24.3    Power of Attorney for Richard P. Sneeder, Jr............................      III-5